SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2020
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Hiroki Totoki
(Signature)
Hiroki Totoki
Senior Executive Vice President and
Chief Financial Officer

Date: April 17, 2020

List of materials

Documents attached hereto:

i) Press release:  Notice Regarding Date of Sony Corporation’s Announcement of Consolidated Financial Results for the Fiscal Year ended March 31, 2020

April 17, 2020
Sony Corporation

Notice Regarding Date of Sony Corporation’s Announcement of
Consolidated Financial Results for the Fiscal Year ended March 31, 2020

Sony Corporation planned to announce its consolidated financial results for the fiscal year ended March 31, 2020 on Thursday, April 30, 2020. However, due to delays in accounting closing procedures and other operations resulting from the spread of the Coronavirus Disease 2019 (COVID-19), please be informed that this announcement has been rescheduled for Wednesday, May 13, 2020.

End of document